

December 12, 2012

Via E-mail
Mr. Ciro M. DeFalco
Senior Vice President and Chief Financial Officer
Navigators Group, Inc.
6 International Drive
Rye Brook, NY 10573

> **Re: Navigators Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 000-15886**

Dear Mr. DeFalco:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 14. Dividends from Subsidiaries and Statutory Financial Information, page F-40

1. Please address the following by providing us proposed disclosure to be included in future periodic reports or by providing the requested analysis:
   - Disclose the amount of retained earnings or net income that is restricted or free of restriction from the payment of dividends by Navigators Group, Inc. to its stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X. We acknowledge your disclosure that the parent company has not paid or declared any cash dividends on its common stock.
   - Disclose the amount of restricted net assets for subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.
   - Revise to disclose statutory capital and surplus of the Insurance Companies as you currently disclose only statutory surplus. Refer to ASC 944-505-50-1a.
   - Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements for the Insurance Companies. Refer to ASC 944-505-50-1b.
   - For the Lloyd's Operations, disclose:

- o The amount of statutory capital and surplus as of each balance sheet date;
- o The amount of statutory net income or loss for each year a statement of income is presented; and
- o The amount statutory capital and surplus necessary to satisfy regulatory requirements.

  Refer to ASC 944-505-50-1 and Rule 7.03(a)(23)(c) of Regulation S-X.
- Remove reference to any data as "unaudited" as the information is required by GAAP and Regulation S-X.
- Provide us your analysis the applicability of ASC 944-505-50-2 through 6 for the Insurance Companies and Lloyd's Operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant